Exhibit 99.1

Prana Biotechnology’s Anti-Parkinsonian compound PBT434 presented at 13th International Conference for Alzheimer’s & Parkinson’s Diseases

Presentation entitled: ‘PBT434 prevents neuronal loss, motor function and cognitive impairment in preclinical models of movement disorders by modulation of intracellular iron’

MELBOURNE, 30 March, 2017: Prana Biotechnology Ltd (ASX PBT: NASDAQ PRAN) today announced a scientific presentation demonstrating pre-clinical evidence for Prana’s PBT434 as a first-in-class disease modifying therapy for the treatment of Parkinsonian movement disorders that will be featured at the 13th International Conference for Alzheimer’s and Parkinson’s Diseases in Vienna from 29 March 2 April 2017.

The poster entitled, ‘PBT434 prevents neuronal loss, motor function and cognitive impairment in preclinical models of movement disorders by modulation of intracellular iron’ will be presented by Associate Professor David Finkelstein, senior scientific consultant to Prana and Head of the Parkinson’s Disease Laboratory at the Florey Institute of Neuroscience and Mental Health in Australia.

The poster presents in vivo evidence of the ability of PBT434 to prevent the loss of neurons that underpin motor and cognitive dysfunction by preventing metal mediated degenerative processes that lead to neuronal death. For example, PBT434 intercedes in the production of damaging reactive oxygen species that are toxic to normal cellular function and the compound also prevents the accumulation of misfolded forms of the tau protein, which are known to promote cell death.

In addition to the beneficial impact of PBT434 on underlying neurodegenerative processes, the compound is also able to prevent the iron mediated accumulation of toxic aggregates of the protein alpha synuclein. Alpha-synuclein is of great interest to researchers because aggregated forms of the protein are considered a pathological hallmark of Parkinsonian conditions and are a recognised therapeutic target.

Importantly, when orally administered to rats and dogs, PBT434 reduced alpha-synuclein in the cerebrospinal fluid, which is present in the brain and spine, demonstrating the capability for PBT434 for in vivo target engagement. Collectively, the ability of PBT434 to promote neuronal health by reducing oxidative stress and preventing the toxic gain of function of both tau and alpha synuclein, positions PBT434 as a novel disease modifying agent.

From the comprehensive pre-clinical studies, PBT434 shows a strong toxicology profile and favourable therapeutic margin. Prana is preparing its pre-clinical development package for PBT434 to enable initiation of human studies.

Contacts:
Investor Relations	Media
Rebecca Wilson	Scott Newstead
E: rwilson@buchanwe.com.au	E: snewstead@buchanwe.com.au
Tp: +61 3 9866 4722	Tp: +61 3 9866 4722

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease, Huntington disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology. For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Page 2 of 2